Putnam Investments
One Post Office Square
Boston, MA 02109
September 13, 2011

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Putnam Dynamic Risk Allocation Fund, a series of Putnam Funds Trust (the “Trust”)
(Reg. Nos. (333-515) (811-07513))

Ladies and Gentlemen:

This letter sets forth responses to comments of the Staff that were communicated on August 29, 2011 regarding Post-Effective Amendment No. 125 to the Trust’s registration statement, which was filed on July 15, 2011. The disclosure changes described below will appear in the prospectus to be included in Post-Effective Amendment No. 129 to the Trust’s registration statement.

1. Please move the symbol for the third footnote in the “Annual fund operating expenses” table to the “Expense reimbursement” column.

Response: The footnote symbol has been moved, as requested.

2. Please revise the third footnote to the “Annual fund operating expenses” table to disclose:

a. the calendar date on which the expense limitation may end;

Response: The footnote has been revised to disclose the calendar date on which the expense limitation may end.

b. any expenses excluded from the expense limitation; and

Response: We respectfully decline to list expenses excluded from the expense limitation since we believe that this information is not meaningful to investors outside the context of the complete terms of the expense limitation, which are set forth in the fund’s prospectus and statement of additional information, and we do not believe that this detail is required by Item 3 of Form N-1A.

c. the investment manager’s ability to recapture waived expenses, if applicable.

Response: We confirm that the investment manager does not reserve the right to recapture waived expenses.

3. Please file the expense limitation agreement as an exhibit to the registration statement.

Response: There is no separate expense limitation agreement to file as an exhibit. Section 3 of the fund’s management contract, which has been filed as an exhibit to the registration statement, provides that the compensation paid to Putnam Investment Management is reduced “[i]n the event that the expenses of the Fund exceed any expense limitation which [Putnam Investment Management] may, by written notice to the Fund, voluntarily declare to be effective…” This provision in the fund’s management contract obviates the need for separate expense limitation agreements. The general terms of the expense limitation agreement are in fact part of the management contract and are activated by written notice to the fund. Notice to the fund of any such expense limitations is typically provided by written memoranda from Putnam Investment Management to the fund. These memoranda are simply notices, and are neither part of the management contract nor separate expense limitation agreements.

4. Please confirm that a column for acquired fund fees and expenses is not required to be included in the “Annual fund operating expenses” table, pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: We confirm that a column for acquired fund fees and expenses is not required pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

5. In the section of the “Fund summary” entitled “Investments, risks, and performance,” please change the sub-heading "Investments" to “Investment strategies.”

Response: We respectfully decline to change the sub-heading because we believe that the sub-heading concisely describes the text that follows and that the sub-heading and text provide the information required by Item 4(a) of Form N-1A.

6. In connection with the “Investments” sub-section of “Investments, risks, and performance” in the “Fund summary” section:

a. clarify whether “we” refers to the fund or its investment advisor;

Response: The text has been revised to clarify that “we” refers to the fund’s investment advisor.

b. please confirm that, in light of the comparison of the fund to a typical balanced fund, there is an expectation that the fund’s fixed income exposure will typically equal or exceed 25% of its assets;

Response: We confirm our expectation that the fund’s fixed income exposure will typically equal or exceed 25% of its assets.

c. please confirm the investment advisor’s view that the fund may have approximately the same amount of risk as a traditional balanced fund in light of the different types of risks associated with the different asset classes used by the fund and traditional balanced funds;

Response: We disclose in the fund’s prospectus that risk is measured by the volatility of the fund’s investment portfolio. We expect that the volatility of the fund’s investment portfolio will be similar to that of a traditional balanced fund. For this reason, we believe that the fund may have approximately the same amount of risk as a traditional balanced fund.

d. disclose the permitted capitalization range of equity securities invested in by the fund and the issuers, credit quality range and maturity range of fixed income securities invested in by the fund; and

Response: The prospectus has been revised to state that we may purchase equity securities in companies of any size and may purchase fixed-income securities of any corporate or governmental issuers without constraints as to maturity or credit quality.

e. disclose the permitted ranges of asset allocations for the fund;

Response: The prospectus has been revised to state that the fund may invest without limit in the specified asset classes.

f. pursuant to Item 4 of Form N-1A, rewrite in plain English the sentence that currently reads: “We use qualitative analysis and quantitative techniques to establish asset allocations that we believe will optimize the fund’s performance;” and

Response: We have revised the sentence to read: “We use qualitative analysis, which includes evaluation of the business cycle environment and its impact on different asset classes, and quantitative techniques, which incorporate individual valuation and relative valuation measures, to establish asset class allocations that we believe will enable the fund to perform well in a variety of environments.”

g. in the “Investments” sub-section of “Investments, risks, and performance” in the “Fund summary” section, refer to the expected average net notional investment exposure of approximately 150% mentioned in the section “What are the fund’s main investment strategies and related risks?”

Response: The reference to net notional investment exposure now appears both in “Investments” and “What are the fund’s main investment strategies and related risks?”

7. In the "Risks" sub-section of “Investments, risks, and performance” in the “Fund summary” section:

a. refer to the risks of REITs and commodity-linked notes;

Response: Disclosure regarding the risks of REITs and commodity linked notes has been added in “Risks.”

b. expand on the discussion of the risks of foreign and emerging markets;

Response: We believe that the three sentences in “Risks” on the risks of foreign and emerging markets fairly summarize in concise form the key elements of those risks and thus have not expanded this disclosure.

c. revise the discussion of the risks of derivatives, consistent with the guidance concerning derivatives disclosure in the letter dated July 30, 2010 from the Commission’s Associate Director, Office of Legal and Disclosure, to the General Counsel of the Investment Company Institute; and

Response: We have revised the disclosure to read: “Our use of leverage obtained through derivatives increases these risks by increasing investment exposure. Derivatives also involve the risk, in the case of over-the-counter instruments, of the potential inability to terminate or sell derivatives positions and the potential failure of the other party to the instrument to meet its obligations.”

d. pursuant to Item 4(b)(1)(i) of Form N-1A, confirm that the disclosure in “Risks” is aligned with the disclosure in “What are the fund’s main investment strategies and related risks?”

Response: We believe that the topics discussed in “What are the fund’s main investment strategies and related risks?” are concisely discussed in “Risks.”

8. Please revise the heading of Appendix A to read: “Supplemental Performance Information of Similar Accounts.”

Response: We have revised the heading of Appendix A, as requested.

9. In Appendix A:

a. disclose that past returns are not indicative of future performance;

b. revise the reference to “other accounts that have investment objectives and policies that are substantially similar to those of the fund” to also refer to the strategies that are substantially similar to those of the fund;

c. state that the performance is being provided for all substantially similar accounts;

d. disclose that if the other accounts had been registered under the 1940 Act, their performance might have been lower; and

e. if the other account performance data was calculated using a method other than SEC standardized performance methodology, describe the method used.

Response: All requested revisions have been incorporated in Appendix A, including the following disclosure responding to paragraph (e): “The returns are calculated in accordance with Global Investment Performance Standards (GIPS), rather than SEC standardized performance methodology for mutual funds.”

10. With regard to the deduction of the fund’s estimated expenses from the performance data in Appendix A, please confirm that the fund’s estimated expenses are higher than the expenses that would otherwise be deducted from the performance of other accounts.

Response: We confirm that the fund’s estimated expenses are higher than the expenses that would otherwise be deducted from the performance of other accounts.

Any comments or questions on this filing may be directed to the undersigned at 1-800-225-2465, Ext. 11105.

Very truly yours,

/s/ Karen R. Kay
Karen R. Kay
Associate General Counsel

cc:       James E. Thomas, Esq.